DREYFUS INFLATION ADJUSTED SECURITIES FUND
Statement of Investments
April 30, 2005 (Unaudited)

Bonds and Notes - 98.0 %	**Principal Amount ($)**		**Value ($)**
U.S. Treasury Inflation Protected Securities:			
1.875%, 7/15/2013	365,435	a	376,992
2%, 1/15/2014	108,972	a	113,211
3%, 7/15/2012	1,157,196	a	1,288,852
3.375%, 1/15/2012	847,769	a	960,193
3.375%, 4/15/2032	41,054	a	55,636
3.5%, 1/15/2011	1,030,183	a	1,160,276
3.625%, 4/15/2028	483,737	a,b	647,585
3.875%, 4/15/2019	536,585	a	751,890
4.25%, 1/15/2010	894,735	a	1,024,573
Total Bonds and Notes			**6,379,208**
(cost $6,268,951)			

Short-Term Investments-.4%			
U.S. Treasury Bills;			
2.49%, 6/16/2005	25,000	b	**24,917**
(cost $24,913)			

Other Investments-1.0%	**Shares**		**Value ($)**
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund	64,000	c	**64,000**
(cost $64,000)			

Total Investment (cost $6,357,864)	**99.4%**	**6,468,125**
Cash and Receivables (net)	**0.6%**	**38,477**
Net Assets	**100.0%**	**6,506,602**

a Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
b Partially or wholly held by a broker as collateral for open financial futures position.
c Investments in affiliated money market mutual funds.
Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Inflation Adjusted Securities Fund
Statement of Financial Futures
April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 4/30/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	4	433,812	June 2005	**3,672**

Dreyfus Inflation Adjusted Securities Fund
Statement of Financial Futures
April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 4/30/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	4	433,812	June 2005	**3,672**

DREYFUS INVESTMENT GRADE FUNDS, INC.: DREYFUS INTERMEDIATE TERM INCOME FUND

Statement of Investments

April 30, 2005 (Unaudited)

Bonds and Notes - 103.6 %	Principal Amount a	Value ($)
Agricultural - 1.1%		
Altria:		
Debs., 7.75%, 2027	1,245,000 b	1,465,609
Notes, 7%, 2013	1,330,000	1,471,113
Notes, 7.2%, 2007	3,445,000	3,605,365
		6,542,087
Airlines - 0%		
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	429,622 c,k	**43**
Asset-Backed-Ctfs./Automobile Receivables - .6%		
Ford Credit Auto Owner Trust,		
Ser. 2005-B, Cl. B, 4.5%, 2010	1,405,000	1,413,413
WFS Financial Owner Trust,		
Ser. 2005-2 Cl. B, 4.64%, 2010	1,865,000	1,874,616
		3,288,029
Asset-Backed Ctfs./Credit Cards - 1.0%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	5,268,000	**5,816,097**
Asset-Backed Ctfs./Home Equity Loans - 7.6%		
Accredited Mortgage Loan Trust,		
Ser. 2005-1 Cl. A2A, 3.12%, 2035	4,653,044 d	4,656,454
ACE Securities:		
Ser. 2005-HE1, Cl. A2A, 3.14%, 2035	7,465,497 d	7,470,484
Ser. 2005-HE2, Cl. A2A, 3.11%, 2035	4,473,064 d	4,475,657
Bayview Financial Acquisition Trust,		
Ser. 2005-B, Cl. 1A6, 5.208%, 2039	1,795,000	1,805,658
Bear Stearns Asset Backed Securities I:		
Ser. 2005-HE2, Cl. A1, 3.13%, 2035	1,682,956 d	1,684,117
Ser. 2005-HE3, Cl. A1, 2.93%, 2035	1,346,838 d	1,347,524
Ser. 2005-HE4, Cl. A1, 3.16%, 2035	1,685,000 d	1,685,000
Carrington Mortgage Loan Trust,		
Ser. 2005-OPT2, Cl. A1A, 3.18%, 2035	1,600,000	1,600,000
Citigroup Mortgage Loan Trust,		
Ser. 2005-HE1, Cl. A3A, 3.12%, 2035	1,695,000 d	1,695,000
Equifirst Mortgage Loan Trust,		
Ser. 2005-1, Cl. A1, 3.08%, 2035	6,309,834 d	6,313,492
Fremont Home Loan Trust II,		
Ser. 2005-1, Cl. A1, 3.12%, 2035	1,704,713 d	1,705,701
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A1, 3.25%, 2035	1,700,000 d	1,700,000
Morgan Stanley ABS Capital I,		
Ser. 2005-NC2, Cl. A3A, 3.14%, 2035	5,500,000 d	5,498,281
Residential Asset Securities,		
Ser. 2005-EMX1, Cl. AI1, 3.12%, 2035	1,607,811 d	1,608,889
		43,246,257
Asset-Backed Ctfs./Manufactured Housing - .5%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	2,650,000	**2,866,151**
Asset-Backed/Other - 5.7%		
Conseco Finance Home Loan Trust,		
Ser. 2000-E, Cl. A5, 8.02%, 2031	941,501	943,902
Countrywide,		
Ser. 2005-2, Cl. 2A1, 3.11%, 2035	973,640 d	974,204
Morgan Stanley ABS Capital I:		
Ser. 2005-WMC2, Cl. A2A, 3.1%, 2035	3,992,099 d	3,994,413
Ser. 2005-WMC3, Cl. A2A, 3.18%, 2035	1,755,000	1,755,000
Park Place Securities:		
Ser. 2005-WHQ1, Cl. A3A, 3.13% 2035	4,053,065 d	4,057,127
Ser. 2005-WHQ2, Cl. A2A, 3.16%, 2035	2,935,000 d	2,935,000
Residential Asset Mortgage Products:		
Ser. 2004-RS12, Cl. AI6, 4.547%, 2034	1,000,000	987,194
Ser. 2005-RS2, Cl. AII1, 3.13%, 2035	2,521,023 d	2,523,096
Ser. 2005-RS2, Cl. M2, 3.50%, 2035	1,585,000 d	1,589,599
Ser, 2005-RS2, Cl, M3, 3.57%, 2035	490,000 d	491,989
Ser. 2005-RS3, Cl. AIA1, 2.95%, 2035	2,496,620 d	2,498,125
Ser. 2005-RZ1, Cl. A1, 3.12%, 2034	1,543,851 d	1,544,746
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	6,950,000	6,905,970
Specialty Underwriting & Residential Finance,		
Ser. 2005-BC1, Cl. A1A, 3.13%, 2035	1,529,339 d	1,530,226
		32,730,591
Auto Manufacturing - .7%		

General Motors:

Bonds, 8.375%, 2033	1,130,000 b	1,104,767
Sr. Debs, 8.375%, 2033	3,769,000 b	2,875,227
		3,979,994

Banking - 2.0%

Chuo Mitsui Trust & Banking,

Sub. Notes, 5.506%, 2049	750,000 e	718,301

Credit Suisse First Boston,

Sub. Notes, 7.75%, 2006	2,000,000 e	2,077,146

Dresdner,

Notes, 3.2%, 2005	2,151,000	2,147,141

Hibernia,

Sub. Notes, 5.35%, 2014	1,230,000	1,241,762

Industrial Bank Of Korea,

Sub. Notes, 4%, 2014	800,000 e	775,412

Washington Mutual,

Notes, 2.4%, 2005	2,120,000	2,107,017

Zions Bancorporation:

Sr. Notes, 2.7%, 2006	920,000	908,808
Sub. Notes, 6%, 2015	1,335,000	1,425,376
		11,400,963

Building Materials - .1%

DR Horton,

Sr. Notes, 5.875%, 2013	515,000	**517,263**

Chemicals - 1.5%

ICI Wilmington,

Notes, 5.625%, 2013	1,115,000	1,133,898

International Flavors & Fragrance,

Notes, 6.45%, 2006	2,865,000	2,932,494

Lubrizol,

Debs., 6.5%, 2034	1,335,000	1,447,100

RPM International:

Bonds, 6.25%, 2013	1,385,000	1,462,701
Sr. Notes, 4.45%, 2009	1,500,000 e	1,482,408
		8,458,601

Commercial Mortgage Pass - Through Ctfs. - .7%

Bear Stearns Commercial Mortgage Securities,

Ser. 2005-T18, Cl. A2, 4.556%, 2042	1,365,000	1,368,839

Calwest Industrial Trust,

Ser. 2005-CALW, Cl.A, 6.127%, 2017	1,460,000 e	1,579,195

Nomura Asset Acceptance,

Ser. 2005-WF1, Cl. A, 5.18%, 2035	1,295,000	1,310,581
		4,258,615

Commercial Services - 1.1%

Aramark Services,

Sr. Notes, 6.375%, 2008	1,900,000	1,997,398

Deluxe,

Notes, Ser. B, 3.5%, 2007	2,500,000	2,446,145

Erac USA Finance,

Notes, 7.95%, 2009	760,000 e	867,860

RR Donnelley & Sons,

Notes, 5%, 2006	800,000	807,624
		6,119,027

Diversified Financial Service - 3.9%

Amvescap,

Sr. Notes, 5.9%, 2007	1,005,000	1,036,073

Capital One Bank,

Sub. Notes, 6.5%, 2013	1,807,000	1,957,749

Countrywide Home Loans:

Medium-Term Notes, Ser. J, 5.5%, 2006	875,000	890,777
Medium-Term Notes, Ser. L, 2.875%, 2007	2,500,000	2,442,625
Notes, 4.125%, 2009	1,445,000	1,415,958

Fondo LatinoAmericano De Reservas,

Notes, 3%, 2006	3,220,000 e	3,190,701

Ford Motor Credit,

Notes, 3.92%, 2007	2,325,000 d	2,226,929

Glencore Funding,

Notes, 6%, 2014	2,885,000 e	2,737,245

HSBC Finance,

Notes, 5.75%, 2007	1,755,000	1,803,531

Pemex Finance,

Bonds, 9.69%, 2009	2,700,000	3,025,120

Textron Financial,

Notes, 2.75%, 2006	1,635,000	1,604,148
		22,330,856

Electric Utilities - 2.1%

Allegheny Energy,

Notes, 7.75%, 2005	1,925,000	1,944,731

Ameren,

Bonds, 4.263%, 2007	595,000	595,227

FPL Energy National Wind, Notes, 5.608%, 2024	550,000 e	556,709
Jersey Central Power & Light, First Mortgage, 5.625%, 2016	1,560,000	1,617,882
PPL Capital Funding Trust I Sub. Notes, 7.29%, 2006	130,000	133,831
Pacific Gas & Electric, First Mortgage, 4.8%, 2014	2,601,000	2,586,421
Sierra Pacific Power, Mortgage Notes, 6.25%, 2012	770,000	771,925
TXU, Notes, 4.8%, 2009	3,800,000 e	3,728,629
		11,935,355

Environmental Control - .4%

Waste Management:		
Sr. Notes, 6.5%, 2008	950,000	1,012,146
Sr.Notes, 7%, 2028	1,000,000	1,142,775
		2,154,921

Food & Beverages - .8%

Kraft Foods, Notes, 4.625%, 2006	2,800,000	2,821,157
Safeway, Notes, 4.125%, 2008	930,000	910,048
Stater Brothers, Sr. Notes, 8.125%, 2012	1,100,000	1,028,500
		4,759,705

Foreign/Governmental - 8.0%

Argentina Bonos, Bonds, 3.01%, 2012	3,420,000 c,d	2,865,160
Australia Government, Bonds, Ser. 121, 5.25%, 2010	15,155,000	11,795,180
Banco Nacional de Desenvolvimento Economico e Social, Notes, 5.832%, 2008	2,845,000 d	2,845,882
Deutsche Bundesrepublik:		
Bonds, Ser. 03, 4.5%, 2013	1,845,000	2,585,641
Bonds, Ser. 03, 4.75%, 2034	3,940,000	5,754,347
Bonds, Ser. 98, 4.125%, 2008	6,520,000	8,798,691
Russian Government:		
Bonds, 10%, 2007	5,115,000 e	5,690,437
Bonds, 12.75%, 2028	1,800,000	3,084,077
United Mexican States, Notes, 6.625%, 2015	2,260,000 b	2,398,990
		45,818,405

Gaming & Lodging - .4%

MGM Mirage, Sr. Notes, 6%, 2009	950,000	941,688
Mohegan Tribal Gaming Authority, Sr. Notes, 6.125%, 2013	1,000,000 e	990,000
		1,931,688

Health Care - 1.4%

HCA, Notes, 5.5%, 2009	2,027,000	2,021,229
Medco Health Solutions, Sr. Notes, 7.25%, 2013	3,276,000	3,647,089
UnitedHealth:		
Notes, 5.2%, 2007	900,000	917,308
Notes, 7.5%, 2005	1,100,000	1,119,679
		7,705,305

Home Furnishings - .2%

Sony Capital, Notes, 4.95%, 2006	1,390,000 e	**1,411,031**

Manufacturing - .7%

Bombardier:		
Notes, 6.3%, 2014	1,720,000 b,e	1,487,800
Notes, 7.45%, 2034	3,350,000 b,e	2,763,750
		4,251,550

Media - 1.4%

Clear Channel Communications:		
Notes, 4.25%, 2009	1,235,000	1,185,402
Notes, 4.5%, 2010	1,700,000	1,628,906
Liberty Media, Notes, 3.5%, 2006	2,150,000	2,126,281
Media General, Notes, 6.95%, 2006	490,000	505,983
Reed Elsevier Capital, Bonds, 6.125%, 2006	2,700,000	2,756,841
		8,203,413

Oil & Gas - .9%

Amerada Hess, Notes, 7.3%, 2031	1,255,000	1,439,029

Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	575,000 e	558,989
Pemex Project Funding Master Trust,		
Notes, 7.375%, 2014	2,140,000	2,330,460
Sempra Energy,		
Sr. Notes, 4.621%, 2007	995,000	999,774
		5,328,252
Packaging & Containers - .3%		
Sealed Air,		
Bonds, 6.875%, 2033	1,290,000 e	**1,433,929**
Paper & Forest Products - 1.6%		
Celulosa Arauco y Constitucion SA,		
Notes, 5.625%, 2015	1,350,000 e	1,357,324
Georgia-Pacific:		
Sr. Notes, 8%, 2024	1,300,000	1,391,000
Sr. Notes, 8.875%, 2010	780,000	869,700
Sappi Papier,		
Notes, 6.75%, 2012	2,400,000 e	2,611,545
Temple-Inland,		
Notes, 5.003%, 2007	2,800,000	2,827,222
		9,056,791
Property-Casualty Insurance - 1.8%		
Ace Capital Trust II,		
Bonds, 9.7%, 2030	1,625,000	2,200,567
American International,		
Notes, 2.85%, 2005	1,460,000	1,454,869
Cincinnati Financial,		
Sr. Notes, 6.125%, 2034	1,370,000	1,443,557
North Front Pass-Through Trust,		
Notes, 5.81%, 2024	1,385,000 e	1,422,927
Oil Casualty Insurance,		
Sub. Debs., 8%, 2034	3,300,000 e	3,496,650
		10,018,570
Real Estate Investment Trust - 2.1%		
Archstone-Smith Operating Trust,		
Notes, 3%, 2008	1,000,000	959,431
Arden Realty,		
Notes, 5.25%, 2015	1,250,000	1,231,185
Duke Realty:		
Notes, 4.625%, 2013	1,055,000	1,027,670
Sr. Notes, 5.25%, 2010	1,750,000	1,789,013
EOP Operating:		
Bonds, 7.875%, 2031	1,010,000	1,243,631
Sr. Notes, 7%, 2011	600,000	663,624
ERP Operating,		
Notes, 4.75%, 2009	560,000	562,092
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	2,820,000	2,742,075
Mack-Cali Realty,		
Notes, 5.05%, 2010	1,600,000	1,616,414
		11,835,135
Residential Mortgage Pass- Through Ctfs. - 3.7%		
Banc Of America Mortgage Securities II,		
Ser. 2001-4, Cl. B3, 6.75%, 2031	427,674	437,119
Citigroup Mortgage Loan Trust,		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	1,700,000	1,701,343
Countrywide Home Loans:		
Ser. 2003-8, Cl. B3, 5%, 2018	271,426 e	254,501
Ser. 2003-15, Cl. B3, 4.8724%, 2018	821,724 e	765,154
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	11,551,588	11,913,203
JP Morgan Mortgage Trust V,		
Ser. 2005-A1 Cl. A1, 4.484%, 2035	940,374 d	928,808
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	515,162 e	540,860
Residential Funding Mortgage Securities I,		
Ser. 2003-S3, Cl. B1, 5.25%, 2018	183,304	176,653
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 3.12%, 2035	1,006,328 d	1,006,328
Washington Mutual,		
Ser. 2005-AR4, Cl. A4B, 4.684%, 2035	3,325,000 d	3,305,258
		21,029,227
Retail - .4%		
May Department Stores:		
Notes, 3.95%, 2007	500,000	495,436
Notes, 5.95%, 2008	760,000	788,341
Office Depot,		
Notes, 6.25%, 2013	720,000	759,129
Saks,		
Notes, 8.25%, 2008	429 b	456

		2,043,362
State Government - 1.5%		
Tobacco Settlement Financing / NJ,		
Bonds, 6.125%, 2042	8,400,000	**8,458,884**
Structured Index - 2.4%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	14,675,000 e,f	**13,816,513**
Technology - .5%		
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	860,000	885,800
Hewlett-Packard,		
Notes, 5.75%, 2006	1,925,000	1,976,409
		2,862,209
Telecommunications - 5.4%		
Alltel:		
Debs., 6.75%, 2005	1,050,000	1,062,214
Notes, 4.656%, 2007	1,670,000	1,684,997
BellSouth,		
Notes, 4.258%, 2006	2,750,000 e	2,750,000
British Telecommunications,		
Notes, 7.875%, 2005	1,364,000	1,398,385
Deutsche Telekom International Finance,		
Bonds, 8.75%, 2030	3,190,000 d	4,287,424
France Telecom:		
Notes, 7.45%, 2006	3,140,000	3,231,509
Notes, 8%, 2011	1,280,000 d	1,476,877
Nextel Communications,		
Sr. Notes, 5.95%, 2014	715,000	727,512
Qwest:		
Senior Notes, 7.875%, 2011	710,000 e	724,200
Bank Note, Ser. A, 6.5%, 2007	3,900,000 d	4,017,000
Bank Note, Ser. B, 6.95%, 2010	2,322,000 d	2,269,755
SBC Communications,		
Notes, 5.625%, 2016	945,000	981,108
Sprint Capital:		
Notes, 8.75%, 2032	685,000	923,942
Sr. Notes, 6.125%, 2008	2,641,000	2,777,761
Verizon Florida,		
Debs., 6.125%, 2013	2,333,000	2,465,519
		30,778,203
U.S. Government - 6.8%		
U.S. Treasury Bonds,		
6.25%, 5/15/2031	2,615,000	3,256,590
U.S. Treasury Inflation Protected Securities,		
3.375%, 1/15/2007	21,550,460 g	22,639,576
U.S. Treasury Notes:		
3.375%, 9/15/2009	2,775,000	2,722,860
4.25%, 8/15/2013	10,250,000	10,335,690
		38,954,716
U.S. Government Agencies/Mortgage Backed - 34.3%		
Federal Home Loan Mortgage Corp.:		
5.5%, 9/1/2034	447,364	452,813
6.5%, 10/1/2031-5/1/2032	1,765,625	1,837,352
REMIC, Multiclass Mortgage Participation Ctfs.,		
Ser. 2586, Cl. WE, 4%, 12/15/2032	9,604,564	9,271,384
Federal National Mortgage Association:		
4.5%	22,875,000 h	22,610,521
5%	58,500,000 h	58,264,320
5%, 1/18/2018-5/18/2018	2,025,018	2,042,951
5.5%	11,400,000 h	11,667,102
5.5%, 8/1/2034-9/1/2034	13,951,021	14,097,624
6%	30,475,000 h	31,293,863
6.5%, 11/1/2010	1,384	1,445
REMIC, Multiclass Mortgage Participation Ctfs.,		
Ser. 2004-58, Cl. L, 5%, 7/25/2034	4,174,327	4,255,225
Government National Mortgage Association I:		
5.5%, 6/15/2033	24,153	24,606
6%	250,000 h	257,812
6%, 1/15/2033-1/15/2034	24,023,305	24,811,083
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	1,975,000	1,960,442
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	3,420,000	3,412,476
Ser. 2005-34, Cl. A, 4.32%, 6/16/2022	1,975,000	1,935,500
Government National Mortgage Association II:		
3.5%, 7/20/2030	175,944 d	178,078
6.5%, 1/20/2028-9/20/2031	939,983	981,690
7%, 11/20/2029-7/20/2031	316,688	334,667
7.5%, 10/20/2030-8/20/2031	419,743	448,861
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	4,800,000	4,979,763
		195,119,578

Total Bonds and Notes		
(cost $592,487,637)		**590,461,316**

Preferred Stock - 1.1 %
Banking - .1%

Sovereign Capital Trust II,		
Cum. Conv., $2.1875	15,500	691,687

Health Care - 1.0%

Schering-Plough,		
Cum. Conv., $3.00	99,850	5,828,744
Total Preferred Stock		
(cost $5,810,733)		**6,520,431**

	Face Amount Covered by Contracts ($)	Value ($)
Options-0%		
Call Options - 0%		
U.S. Treasury Notes, 4%, 2/15/2015		
May 2005 @ $96.9375	11,945,000	188,014
Put Options - 0%		
U.S. Treasury Notes, 4%, 2/15/2015		
June 2005 @ $95.328125	6,350,000	6,668
Total Options		
(cost $215,102)		**194,682**

	Shares	Value ($)
Other Investments - 7.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund	42,011,000 i	**42,011,000**
(cost $42,011,000)		

	Principal Amount a	Value ($)
Short Term - 11.3%		
U.S. Government Agencies - 9.1%		
Federal National Mortgage Association:		
3.03%, 5/12/2005	50,000,000	49,959,361
3.0740%, 5/27/2005	1,975,000	1,971,092
		51,930,453
U.S. Treasury Bills - 2.1%		
2.57%, 5/12/2005	1,744,000	1,742,744
2.33%, 5/26/2005	1,295,000	1,292,566
2.49%, 6/16/2005	9,170,000 j	9,139,647
		12,174,957
Total Short Term		
(cost $64,103,757)		**64,105,410**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned - 2.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund	11,127,676 i	**11,127,676**
(cost $11,127,676)		

Total Investment (cost $715,755,905)	**125.4 %**	**714,420,515**
Liabilities, Less Cash and Receivables	**(25.4) %**	**(144,933,905)**
Net Assets	**100.0 %**	**569,486,611**

a	U.S. Dollars unless otherwise noted.
	AUD-Australian Dollars
	EUR-Euro
b	All or a portion of these securities are on loan. At April 30, 2005, the total market value of the fund's securities on loan is $9,328,856 and the total market value of the collateral held by the fund is $11,127,676
c	Non-income producing-security in default.
d	Variable rate security--interest rate subject to periodic change.
e	Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $59,789,216 or 10.5% of net assets.
f	Security linked to Goldman Sachs Non-Energy- Excess Return Index.
g	Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
h	Purchased on a forward commitment basis.
i	Investments in affiliated money market mutual funds.
j	Partially held by a broker as collateral for open financial futures position.
k	The value of this security has been determined in good faith under the direction of the Board of Trustees.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INTERMEDIATE TERM INCOME FUND

Statement of Options Written

 April 30, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options;		
US Treasury Notes, 4%, 2/15/2015		
May 2005 @ $98.484375	23,890,000	156,002
Put Options:		
US Treasury Notes, 4%, 2/15/2015		
June 2005 @ $93.53125	12,700,000	1,778
(Premium received $215,103)		**157,780**

Statement of Financial Futures

April 30, 2005 (Unaudited)	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 04/30/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	37	7,685,016	June 2005	(4,625)
U.S. Treasury 5 Year Notes	250	27,113,281	June 2005	403,406
Financial Futures Short				
U.S. Treasury 30 Year Bonds	80	9,187,500	June 2005	(206,445)
				192,336

DREYFUS INSTITUTIONAL YIELD ADVANTAGE FUND

Statement of Investments
April 30, 2005 (Unaudited)

Bonds and Notes	8.9%	Principal Amount ($)	Value ($)
U.S. Government	**6.1%**		
U.S. Treasury Inflation Protected Securities,			
3.625%, 1/15/2008		1,186,990 a	**1,278,429**
U.S. Government Agencies	**2.8%**		
Federal Home Loan Bank,			
Bonds, 4.125%, 4/18/2008		250,000	250,917
Federal National Mortgage Association,			
Notes, 3.625%, 3/15/2007		350,000	348,719
			599,636
Total Bonds and Notes			
(cost $ 1,874,815)			**1,878,065**

Other Investments	24.6%	Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $ 5,164,000)		5,164,000 b	**5,164,000**

Short-Term Investments	66.5%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:			
2.53%, 5/5/2005		3,000,000 c	2,999,340
2.59%, 5/26/2005		4,000,000	3,992,480
2.61%, 6/9/2005		4,000,000	3,988,920
2.72%, 7/14/2005		2,000,000	1,988,860
2.82%, 7/28/2005		1,000,000	993,250
Total Short-Term Investments			
(cost $ 13,962,642)			**13,962,850**

Total Investments (cost $ 21,001,457)	**100.0%**		**21,004,915**
Liabilities, Less Cash and Receivables	**0.0%**		**(9,585)**
Net Assets	**100.0%**		**20,995,330**

a   *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
b   *Investment in affiliated money market mutual fund.*
c   *Partially held by a broker as collateral for open financial futures positions.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INSTITUTIONAL YIELD ADVANTAGE FUND

Statement of Financial Futures
April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	6	1,246,219	June 2005	(188)
U.S. Treasury 5 Year Notes	6	650,719	June 2005	1,313
				1,125

DREYFUS PREMIER SHORT TERM INCOME FUND
Statement of Financial Futures
April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 4/30/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	90	9,760,781	June-2005	(14,062)
Financial Futures Short				
U.S. Treasury 30 Year Bonds	236	26,295,563	June 2005	(217,594)
U.S. Treasury 10 Year Notes	10	1,148,438	June-2005	(15,625)
				(247,281)

DREYFUS PREMIER YIELD ADVANTAGE FUND

Statement of Investments

April 30, 2005 (Unaudited)

Bonds and Notes - 94.3%	Principal Amount($)	Value ($)
Asset-Backed Ctfs./Auto Loans - 2.5%		
WFS Financial Owner Trust:		
Ser. 2005-1, Cl. A3, 3.59%, 2009	2,675,000	2,655,570
Ser. 2005-2, Cl. A4, 4.39%, 2012	1,500,000	1,507,734
		4,163,304
Asset-Backed Ctfs./Credit Cards - 1.6%		
Chase Issuance Trust,		
Ser. 2005-C1, Cl. C1, 3.32%, 2012	1,250,000 a	1,251,137
Providian Gateway Master Trust,		
Ser. 2004-DA, Cl. A, 3.35%, 2011	1,480,000 b	1,452,019
		2,703,156
Asset-Backed Ctfs./Home Equity Loans - 17.8%		
ACE Securities,		
Ser. 2005-HE2, Cl. A2B, 3.22%, 2035	2,500,000 a	2,501,562
Bear Stearns Asset Backed Securities,		
Ser. 2005-HE4, Cl. 1A1, 3.16%, 2035	2,000,000 a	2,000,000
Centex Home Equity,		
Ser. 2005-B, Cl. AF2, 4.24%, 2035	655,000	654,418
Citigroup Mortgage Loan Trust,		
Ser. 2005-OPT1, Cl. A1B, 3.23%, 2035	2,500,000 a	2,504,724
Conseco Finance Securitizations,		
Ser. 2001-D, Cl. A4, 5.53%, 2032	464,569	468,713
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 3.12%, 2035	1,959,440 a	1,960,576
GSAA Home Equity Trust:		
Ser. 2004-5, Cl. AF2, 4.736%, 2034	1,612,000	1,619,915
Ser. 2005-3, Cl. A1, 3.15%, 2034	1,353,365 a	1,353,365
Merrill Lynch Mortgage Investors,		
Ser. 2004-HE2, Cl. A1A, 3.42%, 2035	1,996,069 a	2,005,521
Morgan Stanley ABS Capital I,		
Ser. 2004-NC8, Cl. A2A, 3.19%, 2013	1,374,769 a	1,375,209
Ser. 2004-WMC2, Cl. A2, 3.38%, 2034	996,799 a	997,376
Option One Mortgage Loan Trust:		
Ser. 2003-5, Cl. M1, 3.67%, 2033	1,000,000 a	1,006,911
Ser. 2004-1, Cl. A2, 3.31%, 2034	1,852,615 a	1,855,009
Park Place Securities,		
Ser. 2005-WHQ1, Cl. A3A, 3.13%, 2035	2,717,139 a	2,719,861
Residential Asset Securities,		
Ser. 2005-EMX1, Cl. AI1, 3.12%, 2035	1,908,381 a	1,909,661
Securitized Asset Backed Receivables Trust,		
Ser. 2005-OP1, Cl. A2B, 3.2%, 2035	4,500,000 a	4,502,603
		29,435,424
Asset-Backed Ctfs./Manufactured Homes- .6%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	1,000,000	**1,081,567**
Asset-Backed Ctfs./Student Loans - 1.2%		
Nelnet Student Loan,		
Ser. 2004-1A, Cl. A2, 2.98%, 2030	2,000,000 a,b	**2,000,240**
Asset-Backed Ctfs./Utilities - .6%		
PG&E Energy Recovery Funding,		
Ser. 2005-1, Cl. A2, 3.87%, 2011	1,000,000	**997,250**
Automotive - 4.0%		
DaimlerChrysler,		
Notes, 4.125%, 2007	915,000	900,808
General Motors,		
Notes, 6.25%, 2005	3,500,000	3,500,000
Johnson Controls,		

Notes, 3.08%, 2005	2,315,000 a	2,315,984
		6,716,792
Banking - 6.4%		
Abbey National,		
Sub. Notes, 6.69%, 2005	4,000,000	4,057,864
City National Bank,		
Sub. Notes, 6.375%, 2008	721,000	757,930
National City Bank,		
Bonds, 4.5%, 2010	800,000	802,082
Washington Mutual:		
Notes, 2.93%, 2007	2,500,000 a	2,498,750
Sr. Notes, 7.25%, 2005	2,500,000	2,525,602
		10,642,228
Broadcasting - 1.0%		
Clear Channel Communications,		
Sr. Notes, 6%, 2006	1,600,000	**1,626,784**
Cable/Media - 3.0%		
TCI Communications,		
Sr. Notes, 8%, 2005	3,145,000	3,179,155
Univision Communications,		
Sr. Notes, 2.875%, 2006	1,900,000	1,866,862
		5,046,017
Financial Services - 15.9%		
Bear Stearns,		
Notes, Ser. B, 2.9%, 2008	2,500,000 a	2,503,668
CIT,		
Notes, 3.04%, 2007	2,500,000 a,c	2,505,772
Countrywide Financial,		
Notes, Ser. A, 3.29%, 2007	2,000,000 a,c	2,001,470
Deluxe,		
Notes, Ser. B, 3.5%, 2007	1,000,000	978,458
Goldman Sachs,		
Notes, Ser. B, 3.19%, 2007	2,055,000 a	2,057,195
HSBC Finance,		
Notes, 3.13%, 2007	2,400,000 a	2,400,634
International Lease Finance,		
Notes, Ser. P, 3.54%, 2010	2,000,000 a	1,997,908
John Deere Capital,		
Notes, Ser. D, 3.875%, 2007	1,000,000	996,770
Lehman Brothers:		
Notes, Ser. G, 3.02%, 2009	2,000,000 a	2,007,696
Notes, Ser. G, 4.25%, 2010	800,000 c	790,036
MBNA,		
Notes, Ser. F, 3.64%, 2008	1,000,000 a	1,000,259
Merrill Lynch & Co.,		
Notes, Ser. C, 2.99%, 2010	1,900,000 a	1,903,868
Morgan Stanley,		
Sr. Notes, Ser. F, 3.275%, 2008	2,000,000 a	2,000,492
SLM,		
Notes, Ser. A, 3.24%, 2008	2,000,000 a	2,000,124
Textron Financial,		
Notes, Ser. E, 4.125%, 2008	1,255,000	1,254,093
		26,398,443
Foreign/Governmental - 1.8%		
United Mexican States,		
Notes, Ser. A, 3.84%, 2009	3,000,000 a	**3,039,750**
Industrial - 1.5%		
Tyco International,		
Notes, 5.8%, 2006	2,500,000	**2,559,985**
Oil & Gas - 4.4%		
Atmos Energy,		
Notes, 3.035%, 2007	2,822,000 a	2,827,559
Ocean Energy,		

Sr. Notes, 4.375%, 2007	1,279,000	1,278,144
Sempra Energy,		
Sr. Notes, 4.621%, 2007	1,500,000	1,507,197
Southern California Gas,		
First Mortgage Bonds, 3.08%, 2009	1,680,000 a	1,681,205
		7,294,105
Residential Mortgage Pass-Through Ctfs. - 8.4%		
Adjustable Rate Mortgage Trust,		
Ser. 2005-3, Cl. 8A2, 3.26%, 2035	1,961,004 a	1,973,054
Countrywide Alternative Loan Trust,		
Ser. 2004-7T1, Cl. A1, 5.75%, 2034	4,797,529	4,848,934
Countrywide Home Loans,		
Ser. 2004-21, Cl. A8, 8%, 2034	2,780,493	2,838,216
GSR Mortgage Loan Trust,		
Ser. 2004-15F, Cl. 2A2, 5%, 2034	2,302,236	2,315,704
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 3.12%, 2035	1,872,238 a	1,872,238
		13,848,146
Telecommunications - 2.5%		
British Telecommunications,		
Notes, 7.875%, 2005	4,000,000 a	**4,100,836**
Transportation - 1.3%		
Norfolk Southern,		
Notes, Ser. A, 7.22%, 2006	2,000,000	**2,087,370**
U.S. Government - 5.4%		
U.S. Treasury Inflation Protected Securities,		
3.625%, 1/15/2008	8,261,450 d,e	**8,897,864**
U.S. Government Agencies/Mortgage-Backed - 10.1%		
Federal Home Loan Mortgage Corp.:		
REMIC Trust, Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser. 2443, Cl. TD, 6.5%, 10/15/2030	3,911,315	3,948,628
Ser. 2503, Cl. VD, 6%, 2/15/2021	3,000,000	3,089,010
Ser. 2535, Cl. PL, 4%, 6/15/2029	1,348,354	1,345,507
Structured Pass-Through Securities,		
Ser. H005, Cl. A2, 2.55%, 8/15/2007	1,525,563	1,516,582
Federal National Mortgage Association:		
REMIC Trust, Gtd. Pass-Through Ctfs.:		
Ser. 2002-55, Cl. GD, 5.5%, 11/25/2015	1,336,720	1,342,748
Ser. 2003-49, Cl. JE, 3%, 4/25/2033	2,537,608	2,395,979
Ser. 2005-13, Cl. PA, 5%, 3/25/2027	2,044,568	2,069,743
Government National Mortgage Association I,		
Ser. 2002-52, Cl. AG, 6%, 9/20/2029	975,562	979,936
		16,688,133
Utilities/Gas & Electric - 4.3%		
Appalachian Power,		
Notes, 2.878%, 2007	1,125,000 a	1,128,277
Duke Energy,		
Sr. Notes, Ser. B, 3.408%, 2005	2,000,000 a	2,000,828
Georgia Power,		
Notes, Ser. U, 2.99%, 2009	2,000,000 a	2,003,096
TXU Energy,		
Notes, 3.92%, 2006	1,947,000 a,b	1,947,325
		7,079,526
Total Bonds and Notes		
(cost $ 156,778,051)		**156,406,920**

Other Investments-.6%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $ 1,000,000)	1,000,000 f	**1,000,000**

	Principal	
Short-Term Investments-4.8%	**Amount($)**	**Value ($)**
Commercial Paper:		

Edison Asset Securitization,		
3.16%, 9/12/2005	2,000,000	1,976,476
MetLife Funding,		
3.15%, 9/9/2005	2,000,000	1,977,075
St. George Bank,		
3.15%, 9/14/2005	2,000,000	1,976,200
Scaldis Capital,		
3.16%, 9/13/2005	2,000,000	1,976,300
Total Short-Term Investments		
(cost $ 7,906,051)		**7,906,051**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned- 3.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $ 5,431,000)	5,431,000 f	**5,431,000**

Total Investments		
(cost $ 171,115,102)	**103.0%**	**170,743,971**
Liabilities, Less Cash and Receivables	**-3.0%**	**(4,982,236)**
Net Assets	**100.0%**	**165,761,735**

a   Variable rate security-interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005 these securities amounted to $ 5,399,584 or 3.3% of net assets.

c   All of these securities are on loan. At April 30, 2005, the total market value of the fund's securities on loan is $ 5,297,279 and the total market value of the collateral held by the fund is $ 5,431,000.

d   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e   Partially held by a broker as collateral for open financial futures positions.

f   Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER YIELD ADVANTAGE FUND
Statement of Financial Futures
April 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 4/30/2005 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	50	10,385,156	June 2005	(65,625)
U.S. Treasury 5 Year Notes	50	5,422,656	June 2005	(50,000)
				(115,625)